CNB CORPORATION
BOARD OF DIRECTORS

James W. Barnette, Jr., *Chairman*

William R. Benson	William O. Marsh
Harold G. Cushman, III	George F. Sasser
W. Jennings Duncan	Lynn G. Stevens

CONWAY NATIONAL BANK OFFICERS

W. Jennings Duncan . . . . President
L. Ford Sanders, II. . . . . Executive Vice President
William R. Benson . . . . Senior Vice President
Marion E. Freeman, Jr. . . . . Senior Vice President
Phillip H. Thomas . . . . Senior Vice President
M. Terry Hyman . . . . Senior Vice President
Raymond Meeks . . . . Vice President
A. Mitchell Godwin . . . . Vice President
Jackie C. Stevens . . . . Vice President
Betty M. Graham . . . . Vice President
F. Timothy Howell . . . . Vice President
E. Wayne Suggs . . . . Vice President
Janice C. Simmons . . . . Vice President
Patricia C. Catoe . . . . Vice President
W. Michael Altman . . . . Vice President
Boyd W. Gainey, Jr. . . . . Vice President
William Carl Purvis . . . . Vice President
Bryan T. Huggins . . . . Vice President
Virginia B. Hucks . . . . Vice President
W. Page Ambrose . . . . Vice President
L. Ray Wells . . . . Vice President
L. Kay Benton . . . . Vice President
Richard A. Cox . . . . Vice President
Gail S. Sansbury . . . . Vice President
Roger L. Sweatt . . . . Vice President
Tammy L. Scarberry . . . . Vice President
Timothy L. Phillips . . . . Assistant Vice President
Helen A. Johnson . . . . Assistant Vice President
Elaine H. Hughes . . . . Assistant Vice President
Gwynn D. Branton . . . . Assistant Vice President
D. Scott Hucks . . . . Assistant Vice President
Jeffrey P. Singleton . . . . Assistant Vice President
C. Joseph Cunningham . . . . Assistant Vice President
Rebecca G. Singleton. . . . . Assistant Vice President
Doris B. Gasque . . . . Assistant Vice President
John H. Sawyer, Jr . . . . Assistant Vice President
John M. Proctor . . . . Assistant Vice President
Sherry S. Sawyer . . . . Banking Officer
Josephine C. Fogle. . . . . Banking Officer
Debra B. Johnston . . . . Banking Officer
Freeman R. Holmes, Jr. . . . . Banking Officer
Jennie L. Hyman. . . . . Banking Officer
Marsha S. Jordan . . . . Banking Officer
Sylvia G. Dorman . . . . Banking Officer
Marcie T. Shannon . . . . Banking Officer
Caroline P. Juretic . . . . Banking Officer
Sheila A. Johnston . . . . Banking Officer
Nicole W. Bearden . . . . Banking Officer
Janet F. Carter . . . . Banking Officer
Dawn L. DePencier. . . . . Banking Officer
Steven D. Martin . . . . Banking Officer
Carol M. Butler . . . . Banking Officer
W. Eugene Gore, Jr. . . . . Banking Officer
James P. Jordan, III . . . . Banking Officer
Bonita H. Smalls . . . . Banking Officer
P. Alex Clayton, Jr.. . . . . Banking Officer
Jeremy L. Hyman . . . . Banking Officer
Adam C. Rabon . . . . Banking Officer

TO OUR SHAREHOLDERS AND FRIENDS:

The U.S. national economic recovery continued through the second quarter of 2011, although at a less than desirable pace. The Bureau of Economic Analysis, a division of the U.S. Department of Commerce, has indicated in its Second Estimate that real gross domestic product (GDP) increased at an annual rate of 1.0% for the second quarter of 2011, up from an annual rate of .4% for the first quarter of 2011. Locally, the real estate sector fell in the second quarter of 2011 with the total number of real estate transactions decreasing approximately 4% as compared to the second quarter of 2010. This is a slight improvement from the approximate 5% decline experienced for the first quarter of 2011. The banking industry continues to experience significant difficulties, with 48 bank failures occurring nationally in the first half of 2011. However, the number of bank failures declined 44% in the first half of 2011 from 86 for the same period in 2010.

The Company's net income for the six months ended June 30, 2011 totaled $412,000, up 256.7% from the net loss of $(263,000) incurred for the six months ended June 30, 2010, for a return on average assets of .09%. Although the Company continued to experience low profitability for the first six months of 2011, the Bank performed well in comparison to the same period for 2010 and in comparison to the combined operating results of all South Carolina banks, which posted a combined return on average assets of (.14)% for the same period. On a per share basis, earnings increased 256.3% from $(.16) for the first six months of 2010 to $.25 for the same period in 2011, representing a return on average assets of .09% and a return on average equity of .94% as compared to (.06)% and (.60)%, respectively, for the same period in 2010.

Total assets declined to $913.4 million at June 30, 2011, a decrease of 2.2% from June 30, 2010, and capital stood at $88.3 million at June 30, 2011 compared to $87.4 million at June 30, 2010. Total deposits were $736.8 million at June 30, 2011, an increase of .8% from $730.8 million at June 30, 2010. The Bank experienced a decrease in repurchase agreements, which decreased 17.5% from $100.1 million at June 30, 2010 to $82.6 million at June 30, 2011. This decrease is attributable to the implementation of a new wholesale funding policy during the period. Loans totaled $512.9 million at June 30, 2011, a decrease of 9.1% from June 30, 2010; and investment securities were $279.7 million, an increase of 6.4% from June 30, 2010.

Net income for the six months ended June 30, 2011 of $412,000 represents an improvement in comparison to the operating results for the same period in 2010. However, operating results remain significantly lower than historical returns experienced by the Bank. Bank earnings are primarily the result of the Bank's net interest income, which decreased slightly, .6%, to $15,156,000 for the first half of 2011 from $15,250,000 for the same period in 2010. Other factors which affect earnings include the provision for possible loan losses, noninterest expense, and noninterest income. The provision for possible loan losses decreased significantly, 31.6%, from $7,569,000 for the first half of 2010 to $5,177,000 for the first half of 2011. The allowance for loan losses, as a percentage of gross loans, was increased to 2.37% at June 30, 2011 as compared to 2.04% at June 30, 2010. Noninterest expense increased 7.6% from $11,575,000 for the first half of 2010 to $12,459,000 for the first half of 2011; and noninterest income decreased 10.3% from $3,234,000 to $2,902,000 for the same period, respectively. Noninterest expense increased primarily due to increased examination and professional fees, FDIC deposit insurance assessments, and the net cost of holding other real estate owned. Noninterest income decreased due to decreased service charges on deposit accounts and decreased gains on sales of investment securities.

With the national and local economies expected to remain subdued through the remainder of 2011, we anticipate that profitability will remain below historical levels, but should improve moderately from 2010 levels; and, at the same time, we expect that the Bank will continue to grow, further strengthen, and generally prosper. Although the Bank's credit concerns have remained moderate in comparison to the magnitude of non-performing assets in the industry and local markets, we will continue to address credit concerns during 2011. Loan losses leveled in the third quarter of 2010 and began to decline in the fourth quarter of 2010. Loan losses are expected to remain above historical levels during 2011, but at levels lower than those experienced during 2010.

The national and local economies continue to slowly strengthen. Still, much uncertainty remains about the sustainability and speed of the current recovery. However, we are confident that your bank will continue steadfast and strong through, what is hoped to be, the closing year of this difficult period. The Bank has been well positioned and prepared to meet future demands and opportunities.

Like most national banks headquartered in South Carolina, in June of this year, the Bank entered into a formal agreement with the Office of the Comptroller of the Currency. The actions outlined in the agreement are designed to strengthen the Bank's ability to deal with economic conditions of the sort that have recently been experienced. The Board of Directors and management are diligently working to develop and implement the required plans, policies, and associated procedures necessary to comply with the provisions of this agreement. To date, much has been accomplished; and it is the intention of the Board and management to continue to work with regulatory authorities to bring about full compliance with the provisions of this agreement.

Recently, the Board of Directors regretfully accepted the resignation of Edward T. Kelaher, Director, who has been called by his church to serve in Washington D.C. Mr. Kelaher has made substantial contributions to the Board of Directors during his tenure. He has served the Board in various capacities and most recently as Chairman of the Governance, Nominating, and Compensation Committee and Chairman of the Compliance Committee. The Board of Directors and management congratulate Mr. Kelaher on his new appointment and extend their most grateful appreciation to Mr. Kelaher for his many contributions to the Bank and the Board.

W. Jennings Duncan, President
CNB Corporation and The Conway National Bank

CNB CORPORATION
and
THE CONWAY NATIONAL BANK



FINANCIAL REPORT

JUNE 30, 2011

www.conwaynationalbank.com

CNB CORPORATION AND SUBSIDIARY
Conway, South Carolina

CONSOLIDATED BALANCE SHEETS
(Unaudited)

ASSETS:	June 30, 2011	June 30, 2010
Cash and cash equivalents:		
Cash and due from banks	$ 25,015,000	$ 24,973,000
Due from Federal Reserve Bank, balance in excess of requirement	40,854,000	37,646,000
Federal funds sold	24,000,000	14,000,000
Total cash and cash equivalents	89,869,000	76,619,000
Investment securities available for sale	262,391,000	226,046,000
(amortized cost of $260,070,000 in 2011 and $223,588,000 in 2010)		
Investment securities held to maturity (fair value $15,389,000 in 2011 and $34,227,000 in 2010)	15,029,000	33,831,000
Other investments, at cost	2,302,000	3,041,000
Loans	512,886,000	564,004,000
Less allowance for loan losses	(12,143,000)	(11,506,000)
Net Loans	500,743,000	552,498,000
Premises and Equipment	21,689,000	22,775,000
Other real estate owned	7,147,000	3,226,000
Accrued interest receivable	3,973,000	5,235,000
Other assets	10,228,000	10,847,000
Total assets	$ 913,371,000	$ 934,118,000
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Liabilities:		
Deposits:		
Noninterest-bearing	$ 122,506,000	$ 111,760,000
Interest-bearing	614,340,000	619,059,000
Total deposits	736,846,000	730,819,000
Securities sold under agreement to repurchase	82,626,000	100,112,000
United States Treasury demand notes	1,444,000	498,000
Federal Home Loan Bank advances	-	10,000,000
Other liabilities	4,183,000	5,242,000
Total Liabilities	825,099,000	846,671,000
Stockholders' Equity:		
Common stock, $5 par value; authorized 3,000,000; outstanding 1,664,614 in 2011 and 1,674,870 in 2010	8,323,000	8,374,000
Capital in excess of par value of stock	50,485,000	51,240,000
Retained earnings	28,072,000	26,358,000
Accumulated other comprehensive income	1,392,000	1,475,000
Total stockholders' equity	88,272,000	87,447,000
Total liabilities and stockholders' equity	$ 913,371,000	$ 934,118,000

CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Six Months Ended	
INTEREST INCOME:	June 30, 2011	June 30, 2010
Interest and fees on loans	$ 15,894,000	$ 17,556,000
Interest on investment securities:		
Taxable investment securities	1,704,000	2,251,000
Nontaxable investment securities	547,000	613,000
Other securities	14,000	8,000
Interest on federal funds sold and Federal Reserve Bank balances in excess of required balance	68,000	77,000
Total interest income	18,227,000	20,505,000
INTEREST EXPENSE:		
Interest on deposits	2,911,000	4,681,000
Interest on securities sold under agreement to repurchase	160,000	470,000
Interest on other short-term borrowings	-	104,000
Total interest expense	3,071,000	5,255,000
Net interest income	15,156,000	15,250,000
Provision for loan losses	5,177,000	7,569,000
Net interest income after provision for loan losses	9,979,000	7,681,000
Noninterest income:		
Service charges on deposit accounts	1,612,000	1,806,000
Gains on sales of securities	-	156,000
Other operating income	1,290,000	1,272,000
Total noninterest income	2,902,000	3,234,000
Noninterest expense:		
Salaries and employee benefits	6,619,000	6,758,000
Occupancy expense	1,655,000	1,616,000
Examination and professional fees	547,000	392,000
FDIC deposit insurance assessments	708,000	579,000
Net cost of operation of other real estate owned	842,000	116,000
Other operating expenses	2,088,000	2,114,000
Total noninterest expense	12,459,000	11,575,000
Income/(loss) before income taxes	422,000	(660,000)
Income tax provision/(benefit)	10,000	(397,000)
Net Income/(loss)	$ 412,000	$ (263,000)

Per share:		
Net income/(loss) per weighted average shares outstanding	$ .25	$ (.16)
Book value per actual number of shares outstanding	$ 53.03	$ 52.21
Weighted average number of shares outstanding	1,664,617	1,676,187
Actual number of shares outstanding	1,664,614	1,674,870

Member Federal Reserve System • Member FDIC